Exhibit 9: Certain Information Regarding EJR's Designated Compliance Officer

Larissa Gao is the Designated Compliance Officer of Egan-Jones Ratings Company and is employed full time by Egan-Jones Ratings Company.

Employment History

Egan-Jones Ratings Company, PA, US

>   Designated Compliance Officer (February 2017 - Present)
>   Interim Designated Compliance Officer (October 2016 - January 2017)
>   Compliance Officer (November 2015 - September 2016)

Houghton International, Inc., PA, US

>   Global Senior Analyst, Financial Planning & Analysis (2014)

UGI/AmeriGas Propane, PA, US

>   Senior Accountant, Consolidation and SEC Filing (2007 - 2014)
>   Accountant (2006 - 2007)

Eleanor H. Chen P.C., PA, US

>   Staff Accountant (2005 - 2006)

Industrial and Commercial Bank of China (ICBC), China

>   Staff Accountant (2000 - 2002)

Post-secondary Education

University of North Carolina, MBA

Harbin Institute of Technology, BS in Accounting